03038499

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS
BY ELECTRONIC FILERS

Structured Asset Securities Corporation
(Exact Name of Registrant as Specified in Charter)

0000808851
(Registrant CIK Number)

Form 8-K for November 12, 2003
(Electronic Report, Schedule or Registration Statement
of Which the Documents Are a Part
(Give Period of Report))

333-106925
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

91469 SASCO 2003-GEL1
Form SE (Computational Materials)

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 12, 2003.

STRUCTURED ASSET SECURITIES CORPORATION

By: ______________________

Name: Michael Hitzmann

Title: Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 311 (h) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

COMPUTATIONAL MATERIALS

for

SASCO Mortgage Loan Trust 2003-GEL1

Mortgage Backed Notes, Series 2003-GEL1

$95,923,000 (Approximate)
Structured Asset Securities Corporation
SERIES 2003-GEL1
SENIOR/SUBORDINATE Notes
1M Libor Available Funds Floaters
No Hard Cap – Act/360 – No Delay

To 10% Call

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A1	$60,000,000	1M Libor	1.20	1-36	27.80%	TBD	10/25/2033	Aaa/AAA
A2	$12,183,000	1M Libor	6.03	36-90	27.80%	TBD	10/25/2033	Aaa/AAA
A-IO (5)	Notional (8)	6.00%	N/A	N/A	N/A	N/A	10/25/2004	Aaa/AAA
M1	$7,914,000	1M Libor	5.18	44-90	19.55%	TBD	10/25/2033	Aa2/AA
M2	$6,475,000	1M Libor	5.01	40-90	12.80%	TBD	10/25/2033	A2/A
M3	$5,276,000	1M Libor	4.95	38-90	7.30%	TBD	10/25/2033	Baa2/BBB
M4 (6)	$1,439,000	1M Libor	4.92	38-90	5.80%	TBD	10/25/2033	Baa3/BBB-
B (7)	$2,636,000	1M Libor	4.79	37-90	3.05%	TBD	10/25/2033	Ba2/BB

To Maturity

Class	Approx. Size ($) (1)	Benchmark	Est. WAL(2) (yrs.)	Payment Window (2) (mos.)	Initial C/E (3) (%)	Initial Margin	Legal Final Maturity	Expected Ratings (Moody's/S&P)(4)
A1	$60,000,000	1M Libor	1.20	1-36	27.80%	TBD	10/25/2033	Aaa/AAA
A2	$12,183,000	1M Libor	6.96	36-172	27.80%	TBD	10/25/2033	Aaa/AAA
A-IO (5)	Notional (8)	6.00%	N/A	N/A	N/A	N/A	10/25/2004	Aaa/AAA
M1	$7,914,000	1M Libor	5.66	44-153	19.55%	TBD	10/25/2033	Aa2/AA
M2	$6,475,000	1M Libor	5.43	40-140	12.80%	TBD	10/25/2033	A2/A
M3	$5,276,000	1M Libor	5.25	38-125	7.30%	TBD	10/25/2033	Baa2/BBB
M4 (6)	$1,439,000	1M Libor	5.06	38-103	5.80%	TBD	10/25/2033	Baa3/BBB-
B (7)	$2,636,000	1M Libor	4.80	37-95	3.05%	TBD	10/25/2033	Ba2/BB

(1) Subject to a permitted variance of ± 5% in aggregate.

(2) The Notes will be priced assuming 100% of the Prepayment Assumption. 100% of the Prepayment Assumption assumes 27% CPR for all the Adjustable Rate Mortgage Loans and 23% CPR for all the Fixed Rate Mortgage Loans.

(3) Initial credit enhancement assumes overcollateralization has built to the 3.05% target. There is no upfront overcollateralization.

(4) All Classes of Notes will be rated by Moody's and S&P.

(5) Class A-IO will be a Senior Interest-Only Certificate, and will receive interest payments for the first 12 distribution dates. Class A-IO will be a FASIT High Yield Interest Note. It can only be sold to domestic C corporations (no REITS or non-profit organizations).

(6) Class M4 will be a FASIT High Yield Interest Note. It can only be sold to domestic C corporations (no REITS or non-profit organizations).

(7) The Class B Note will not be publicly offered pursuant to the prospectus supplement but through a private placement pursuant to 144A/ REG D. Class B will be a FASIT High Yield Interest Note. It can only be sold to domestic C Corporations (no REITS or non-profit organizations).

(8) The initial notional balance of the Class A-IO is $20,144,024.64

Collateral

The collateral pool is comprised of one to four family, fixed and adjustable rate mortgage loans secured by first and second liens on residential real estate. These mortgage loans were originated or acquired by the seller through a variety of sources. In general the mortgage loans were originated as part of an originators normal course of business and were intended to be based on their standard prime, alt-A, or home equity origination guidelines. These loans generally fall outside of their guidelines due to a variety of factors which include debt to income ratios, consumer credit matters, loan to value ratios, delinquency history, document deficiencies, and loan amount exceptions.

Mortgage Insurance

Approximately 6.62% of the mortgage loans with over 80% Combined Loan-to-Value ("CLTV") will be covered by a loan level primary mortgage insurance policy provided by Mortgage Guarantee Insurance Corporation ("MGIC") and Radian.

Credit Risk Manager

The MurrayHill Company ("MurrayHill") will act as a credit risk manager on behalf of the trust. MurrayHill's primary function will be to monitor and advise the servicer with respect to default management, and reporting for the benefit of the trust. The following summarizes some of MurrayHill's monthly activities:

- Monitoring of all loans that are 60 or more days delinquent to ensure all foreclosure timelines are met or forbearance plans are established.
- Review of the prepayment penalty collections by the servicer.

Principal Payment Priority

Prior to the Stepdown Date, and whenever a Trigger Event is in effect, all principal will be paid to the Class A1 and Class A2 Certificates, sequentially, in that order until they have been retired. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B Notes.

The Stepdown Date is the later of (i) the Distribution Date upon which the Senior Enhancement Percentage (as defined herein) doubles (i.e. meets the targeted Senior Enhancement Percentage), or (ii) the 37th distribution date.

On or after the Stepdown Date and as long as a Trigger Event is not in effect, principal will be first paid sequentially to the Class A1 and Class A2, to the Target Senior Enhancement Percentage. Principal will then be allocated sequentially to the M1, M2, M3, M4 and B Notes so that the credit enhancement behind each class equals two times the respective original credit enhancement percentage for each class, as a product of the current loan balance, subject to a floor equal to approximately 1.00% of the cutoff date collateral balance.

Interest Payment Priority

The Interest Rates for Classes A1, A2, M1, M2, M3, M4 and B (the "Libor Notes") will be equal to the lesser of (i) one-month LIBOR, plus their respective margins and (ii) the their Net Funds Cap (as defined herein). Interest for any Class of LIBOR Notes will be calculated on an actual/360 basis. The Interest Rate for Class A-IO will, for each Accrual Period through the Accrual Period pertaining to the 12th Distribution Date, be an annual rate equal to 6.00% on a 30/360 basis. Interest will accrue on the Class A-IO based upon its Class Notional Amount, as defined herein. Following the Accrual Period pertaining to the 12th Distribution Date, the Class A-IO Notes will no longer accrue interest and will not be entitled to distributions.

The "Accrual Period" for any Class of LIBOR Notes and the Class A-IO Notes, for each Distribution Date, will be the one-month period beginning on the immediately preceding Distribution Date (or on October 25, 2003, in the case of the first Accrual Period) and ending on the day immediately preceding the related Distribution Date.

Interest received or advanced on each Distribution Date will be allocated in the following priority:

(1) To pay the Servicing Fee and the Trustee Fee;

(2) To pay Current Interest and Carryforward Interest Pro Rata to the Class A1, Class A2 and Class A-IO;

(3) To pay Current Interest and Carryforward Interest to Classes M1, M2, M3, M4 and B (the "Subordinate Classes"), sequentially;

(4) To pay the Credit Risk Manager Fee;

(5) To pay to the Trustee, previously unreimbursed extraordinary costs, liabilities and expenses, to the extent provided in the Trust Agreement;

(6) Any interest remaining after the application of (1) through (5) above will be deemed excess interest for such Distribution Date and will be distributed as *principal,* according to the principal distribution rule in effect for such Distribution Date, as needed to maintain the Overcollateralization Target;

(7) To pay concurrently in proportion of their respective class principal amounts after giving effect to distributions already made for such Distribution Date, to the Class A1 and Class A2 any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(8) To pay sequentially to Classes M1, M2, M3, M4 and B any Basis Risk Shortfall and Unpaid Basis Risk Shortfall amounts;

(9) To pay sequentially to Classes M1, M2, M3, M4 and B any Deferred Amounts;

(10) To pay remaining amounts to the holder of the Ownership Certificate.

Class A-IO Notional Amount

The A-IO Notional Balance will be the lesser of the beginning period Collateral balance and the following schedule:

Distribution Dates	A-IO Notional Amount
1-6	$20,144,024.64
7-12	$11,510,871.22

On and after the 12th distribution date, the Class Notional Amount for the Class A-IO Certificate will be zero. The Cla ss A-IO will accrue interest at a rate of 6.00% on a 30/360 basis.

Carryforward Interest

"Carryforward Interest" for each Class of Notes for any Distribution Date will be the sum of (1) the amount, if any, by which (x) the sum of (A) Current Interest for such Class for the immediately preceding Distribution Date and (B) any unpaid Carryforward Interest from previous Distribution Dates exceeds (y) the amount distributed in respect of interest on such Class on such immediately preceding Distribution Date, and (2) interest on such amount for the related Accrual Period at the applicable Interest Rate.

"Current Interest" for any Class of Notes for any Distribution Date will be the aggregate amount of interest accrued at the applicable Interest Rate during the related Accrual Period on the Class Principal Amount or Class Notional Amount of that Class.

Net Funds Cap

The "Net Funds Cap" for each Distribution Date will be the annual rate equal to (a) a fraction, expressed as a percentage, the numerator of which is the product of (1) the Optimal Interest Remittance Amount (as defined below) for such date and (2) 12, and the denominator of which is the aggregate loan balance for the immediately preceding Distribution Date, multiplied by (b) a fraction, the numerator of which is 30 and the denominator of which is the actual number of days in the accrual period.

The "Optimal Interest Remittance Amount" with respect to each Distribution Date will be equal to the amount, if any, by which (1) the product of (A) (x) the weighted average of the Net Mortgage Rates (as defined below) of the Mortgage Loans, as of the first day of the related collection period divided by (y) 12 and (B) the aggregate loan balance for the immediately preceding Distribution Date exceeds, (2) (I) in the case of the first 12 Distribution Dates only, an amount equal to the product of (A) 6.00% divided by 12 and (B) the lesser of (x) the A-IO Notional Amount and (y) the aggregate loan balance and (II) thereafter, zero.

The "Net Mortgage Rate" with respect to any Mortgage Loan will be the Mortgage Rate thereof reduced by the sum of the Servicing Fee Rate and the Trustee Fee Rate.

Basis Risk Shortfall

With respect to each Distribution Date, to the extent that (a) the amount of interest payable to a Class exceeds (b) its Net Funds Cap (such excess, a "Basis Risk Shortfall"), that Class will be entitled to the amount of such Basis Risk Shortfall or Unpaid Basis Risk Shortfall, plus interest thereon at the applicable Interest Rate, before the Ownership Certificate is entitled to any distributions. The "Unpaid Basis Risk Shortfall" for any Class of Notes on any Distribution Date will be the aggregate of all Basis Risk Shortfalls for such Class for all previous Distribution Dates, together with interest thereon at the applicable Interest Rate, less all payments made with respect to such Class in respect of such Basis Risk Shortfalls on or prior to such Distribution Date.

Losses

Losses are allocated in the following order: excess spread, overcollateralization, Class B, then Class M4, then Class M3, then Class M2 and then Class M1. The allocation of losses to a class will result in a writedown of its principal amount and is referred to as an "Applied Loss Amount". The balance of the Class A1 and Class A2 Notes will not be reduced by allocation of Applied Loss Amounts.

Deferred Amount

With respect to each Distribution Date, the "Deferred Amount" for each Class of Subordinate Notes will be equal to the amount by which (x) the aggregate of Applied Loss Amounts previously applied in reduction of the Class Principal Amount thereof exceeds (y) the aggregate of amounts previously distributed in reimbursement thereof.

10% Optional Redemption

The transaction can be called by the Master Servicer, Aurora Loan Services (an affiliate of Lehman Brothers), on any Distribution Date following the month in which the loan principal balance is reduced to less than 10% of the Cut-off Date loan principal balance. If the optional redemption is not exercised, beginning with the following Distribution Date, the margin on Class A1 and Class A2 will double the margins on Class M1, M2, M3, M4 and B will increase to 1.5 times their initial margin.

Pre-funding

Approximately 8.88% of the mortgage loans will be pre-funded. These loans have already been identified and are scheduled to be purchased into the Trust by the third Distribution Date. All collateral information herein includes the pre-funding population.

Origination and Servicing

The majority of the mortgage loans were originated by Aurora Loan Services (37.3%), Provident Bank (21.6%), Finance America (17.2%), Aames Capital (10.8%), BNC (7.0%) and RESMAE (3.5%). Once the transaction has been fully funded, the majority of the loans will be serviced by Ocwen (52.8%), Aurora Loan Services (31.6%), Option One (8.0%) and Wilshire (6.4%). It is possible that at some point in the future, all or a portion of the loans currently serviced by Aurora Loan Services will be transferred to another servicer. All Servicing transfers will be subject to rating agency approval.

Credit Enhancement

Subordination

Classes A1, A2 and A-IO will have limited protection by means of the subordination of the Subordinate Classes. Classes A1, A2 and A-IO will have the preferential right to receive interest due to them and principal available for distribution (in the case of Class A1 and Class A2) over Classes having a lower priority of distribution. Similarly, Class M1 will be senior in right of priority to Classes M2, M3, M4 and B, Class M2 will be senior to Classes M3, M4 and B and Class M3 will be senior to Classes M4 and B. If on any Distribution Date after giving effect to all realized losses and distributions of principal on such Distribution Date, the Certificate Principal Amount exceeds the aggregate loan balance, the Subordinate Classes will be reduced by the Applied Loss Amount in inverse order of priority of distribution until Classes B, M4, M3, M2, and M1 have been reduced to zero.

Overcollateralization

Excess interest will be used to pay down the Notes so the aggregate loan balance exceeds the aggregate certificate balance (Overcollateralization or "OC"). Excess spread will be used to maintain the OC Target.

The "OC Target" with respect to any Distribution Date prior to the Stepdown Date is equal to approximately 3.05% of the cutoff date collateral balance. On or after the Stepdown Date or on any Distribution Date for which a Trigger Event is not in effect, the OC Target is equal to the greater of (1) 1.00% of the Cut-Off Date Balance and (2) the lesser of (i) 3.05% of the Cut-Off Date Balance and (ii) 6.10% of the current Collateral Balance. For any Distribution Date on or after the Stepdown Date and for which a Trigger Event is in effect, the OC Target will be equal to the OC Target for the immediately preceding Distribution Date.

Trigger Event

A "Trigger Event" will have occurred with respect to any Distribution Date if the Rolling Three Month Delinquency Rate as of the last day of the immediately preceding month equals or exceeds 25% of the Senior Enhancement Percentage for that Distribution Date, or if the Cumulative Realized Losses exceed certain levels set by the rating agencies.

Distribution Date	Loss Percentage
November 2006 to October 2007	3.25% for the first month, plus an additional 1/12th of 1.75% for each month thereafter
November 2007 to October 2008	5.00% for the first month, plus an additional 1/12th of 1.50 % for each month thereafter
November 2008 to October 2009	6.50% for the first month, plus an additional 1/12th of 0.50% for each month thereafter
November 2009 to October 2010	7.00% for the first month, plus an additional 1/12th of 0.25% for each month thereafter
November 2010 and thereafter	7.25%

The "Rolling Three Month Delinquency Rate" with respect to any Distribution Date will be the average of the Delinquency Rates for each of the three (or one and two, in the case of the first and second Distribution Dates) immediately preceding months.

The "Delinquency Rate" for any month will be the fraction, expressed as a percentage, the numerator of which is the aggregate outstanding principal balance of all Mortgage Loans 60 or more days delinquent (including all foreclosures and REO Properties) as of the close of business on the last day of such month, and the denominator of which is the aggregate loan balance as of the close of business on the last day of such month.

"Cumulative Realized Losses" with respect to any Distribution Date will be equal to the fraction, expressed as a percentage, obtained by dividing (x) the aggregate amount of cumulative Realized Losses incurred on the Mortgage Loans from the Cut-off Date through the last day of the related Collection Period by (y) the Cut-off Date Balance.

The "Senior Enhancement Percentage" for any Distribution Date will be the fraction, expressed as a percentage, the numerator of which is the sum of the total Certificate Principal Amount of the Subordinate Classes and the Overcollateralization Amount (which, for purposes of this definition only, will not be less than zero), and the denominator of which is the aggregate loan balance, after giving effect to distributions on that Distribution Date.

<table>
<tr><td>A1
Aaa/AAA
Libor Floater</td><td rowspan="2">A-IO
AA2/AAA

6.00% Interest
Rate</td><td rowspan="2">Class A-IO is a senior interest only class and shares the preferential right to receive interest over the Subordinate Classes with Classes A1 and A2</td></tr>
<tr><td>A2
Aaa/AAA
Libor Floater</td></tr>
<tr><td colspan="2">M1
Aa2/AA
Libor Floater</td><td rowspan="2">Classes M1, M2, M3, M4 and B are subordinate classes subject to a lock-out period of 36 months with respect to principal payments</td></tr>
<tr><td colspan="2">M2
A2/A
Libor Floater</td></tr>
<tr><td colspan="2">M3
Baa2/BBB
Libor Floater</td><td></td></tr>
<tr><td colspan="2">M4
Baa3/BBB-
Libor Floater</td><td></td></tr>
<tr><td colspan="2">B
Ba2/BB
Libor Floater</td><td></td></tr>
</table>

Summary of Terms	
Issuer:	Structured Asset Securities Corporation 2003-GEL1
Depositor:	Structured Asset Securities Corporation
Indenture Trustee:	US Bank
Owner Trustee:	Wilmington Trust Company
Master Servicer:	Aurora Loan Services
Credit Risk Manager:	The MurrayHill Company
Underwriter:	Lehman Brothers Inc.
Distribution Date:	25th of each month, or the next succeeding Business Day Actual First Payment Date: November 25, 2003
Cut-Off Date:	October 1, 2003
Expected Pricing Date:	November 7, 2003
Expected Closing Date:	November 12, 2003
Delay Days:	0 day delay – All Classes
Dated Date:	October 25, 2003
Day Count:	Actual/360 on Classes A1, A2, M1, M2, M3, M4 and B 30/360 on Class A-IO
Collection Period:	2nd day of prior month through 1st day of month of such distribution
Servicing Fee:	0.50% of the principal balance annually
Indenture Trustee Fee:	0.0535% of the principal balance annually
Owner Trustee Fee:	$5,000 per annum
Credit Risk Manager Fee:	2.00 bps

Summary of Terms (continued)	
Clearing/Registration:	Book-entry through DTC, Euroclear, and Cedel
Denomination:	Minimum $25,000; increments $1 in excess thereof for Classes A, M1, M2, M3 and M4. Minimum $100,000; increments $1 in excess thereof for Class A-IO and Class B
SMMEA Eligibility:	None of the Classes are expected to be SMMEA eligible.
ERISA Eligibility:	All of the Classes with the exception of the Class A-IO, Class M4 and Class B are expected to be ERISA eligible.
Tax Status:	FASIT for Federal income tax purposes

Sensitivity Analysis – To 10% Call					
Prepayment Assumption [1]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.60	1.73	1.20	0.93	0.75
Window (mos)	1-99	1-66	1-36	1-28	1-22
Expected Final Mat.	1/25/2012	4/25/2009	10/25/2006	2/25/2006	8/25/2005
Class A2					
Avg. Life (yrs)	12.07	8.29	6.03	3.17	2.15
Window (mos)	99-173	66-121	36-90	28-70	22-31
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	5/25/2006
Class M1					
Avg. Life (yrs)	9.57	6.53	5.18	5.37	3.41
Window (mos)	56-173	37-121	44-90	53-70	31-57
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M2					
Avg. Life (yrs)	9.57	6.53	5.01	4.50	4.59
Window (mos)	56-173	37-121	40-90	44-70	50-57
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M3					
Avg. Life (yrs)	9.57	6.53	4.95	4.21	4.00
Window (mos)	56-173	37-121	38-90	40-70	42-57
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class M4					
Avg. Life (yrs)	9.57	6.53	4.92	4.12	3.76
Window (mos)	56-173	37-121	38-90	39-70	41-57
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008
Class B					
Avg. Life (yrs)	9.37	6.36	4.79	3.97	3.57
Window (mos)	56-173	37-121	37-90	38-70	39-57
Expected Final Mat.	3/25/2018	11/25/2013	4/25/2011	8/25/2009	7/25/2008

[1] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To 10% Call			
% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.68	1.01	0.72
Window (mos)	1-64	1-30	1-21
Expected Final Mat.	2/25/2009	4/25/2006	7/25/2005
Class A2			
Avg. Life (yrs)	8.02	4.21	2.07
Window (mos)	64-117	30-76	21-30
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2006
Class M1			
Avg. Life (yrs)	6.31	5.14	3.00
Window (mos)	37-117	49-76	30-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M2			
Avg. Life (yrs)	6.31	4.58	4.44
Window (mos)	37-117	43-76	51-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M3			
Avg. Life (yrs)	6.31	4.40	3.98
Window (mos)	37-117	39-76	43-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class M4			
Avg. Life (yrs)	6.31	4.33	3.70
Window (mos)	37-117	39-76	41-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008
Class B			
Avg. Life (yrs)	6.15	4.20	3.52
Window (mos)	37-117	38-76	39-54
Expected Final Mat.	7/25/2013	2/25/2010	4/25/2008

Sensitivity Analysis – To Maturity					
Prepayment Assumption [(1)]	50%	75%	**100%**	125%	150%
Class A1					
Avg. Life (yrs)	2.60	1.73	1.20	0.93	0.75
Window (mos)	1-99	1-66	1-36	1-28	1-22
Expected Final Mat.	1/25/2012	4/25/2009	10/25/2006	2/25/2006	8/25/2005
Class A2					
Avg. Life (yrs)	13.53	9.46	6.96	3.78	2.15
Window (mos)	99-297	66-226	36-172	28-138	22-31
Expected Final Mat.	7/25/2028	8/25/2022	2/25/2018	4/25/2015	5/25/2006
Class M1					
Avg. Life (yrs)	10.35	7.13	5.66	5.93	4.34
Window (mos)	56-272	37-200	44-153	53-120	31-111
Expected Final Mat.	6/25/2026	6/25/2020	7/25/2016	10/25/2013	1/25/2013
Class M2					
Avg. Life (yrs)	10.26	7.06	5.43	4.83	5.15
Window (mos)	56-254	37-183	40-140	44-110	50-89
Expected Final Mat.	12/25/2024	1/25/2019	6/25/2015	12/25/2012	3/25/2011
Class M3					
Avg. Life (yrs)	10.06	6.91	5.25	4.45	4.17
Window (mos)	56-230	37-166	38-125	40-97	42-78
Expected Final Mat.	12/25/2022	8/25/2017	3/25/2014	11/25/2011	4/25/2010
Class M4					
Avg. Life (yrs)	9.79	6.71	5.06	4.23	3.83
Window (mos)	56-195	37-139	38-103	39-81	41-65
Expected Final Mat.	1/25/2020	5/25/2015	5/25/2012	7/25/2010	3/25/2009
Class B					
Avg. Life (yrs)	9.38	6.37	4.80	3.98	3.58
Window (mos)	56-180	37-128	37-95	38-74	39-59
Expected Final Mat.	10/25/2018	6/25/2014	9/25/2011	12/25/2009	9/25/2008

[(1)] **100% of the Prepayment Assumption is equal to the Certificate pricing assumption as defined on page one.**

Sensitivity Analysis – To Maturity

% CPR	20%	30%	40%
Class A1			
Avg. Life (yrs)	1.68	1.01	0.72
Window (mos)	1-64	1-30	1-21
Expected Final Mat.	2/25/2009	4/25/2006	7/25/2005
Class A2			
Avg. Life (yrs)	9.16	4.99	2.07
Window (mos)	64-220	30-148	21-30
Expected Final Mat.	2/25/2022	2/25/2016	4/25/2006
Class M1			
Avg. Life (yrs)	6.90	5.55	3.55
Window (mos)	37-194	49-130	30-106
Expected Final Mat.	12/25/2019	8/25/2014	8/25/2012
Class M2			
Avg. Life (yrs)	6.83	4.93	5.41
Window (mos)	37-178	43-119	51-86
Expected Final Mat.	8/25/2018	9/25/2013	12/25/2010
Class M3			
Avg. Life (yrs)	6.68	4.65	4.16
Window (mos)	37-161	39-105	43-75
Expected Final Mat.	3/25/2017	7/25/2012	1/25/2010
Class M4			
Avg. Life (yrs)	6.48	4.45	3.78
Window (mos)	37-134	39-87	41-62
Expected Final Mat.	12/25/2014	1/25/2011	12/25/2008
Class B			
Avg. Life (yrs)	6.16	4.21	3.52
Window (mos)	37-123	38-80	39-57
Expected Final Mat.	1/25/2014	6/25/2010	7/25/2008

A-IO Sensitivity Analysis (1)	
Price (2)	Yield (%)
4.32544	6.25%
4.34107	5.43%
4.35669	4.61%
4.37232	3.80%
4.38794	3.00%
4.40357	2.20%
4.41919	1.42%
4.43482	0.64%
4.45044	(0.14%)
Mod. Dur.	0.42 (3)

(1) Shown at the Certificate pricing assumption as defined on page one.

(2) These Prices do not include accrued interest. Accrued interest has been addedto the price for purposes of calculating the yield.

(3) Assumes a price of 4.38794% plus accrued interest.

Available Funds Cap Schedule [1] [2]

Period	Funds Cap (%)	Period	Funds Cap (%)
1	6.38476%	31	10.34800%
2	6.14668%	32	10.69008%
3	6.11371%	33	10.34249%
4	6.50566%	34	10.93837%
5	6.05119%	35	11.36948%
6	6.84616%	36	10.99929%
7	6.60460%	37	11.36238%
8	6.80276%	38	10.99242%
9	6.56148%	39	10.98899%
10	6.54506%	40	12.71624%
11	6.73943%	41	11.54890%
12	7.44721%	42	11.92974%
13	7.69593%	43	11.54092%
14	7.44814%	44	11.92150%
15	7.44861%	45	11.53295%
16	9.96684%	46	11.52923%
17	9.00104%	47	11.97833%
18	9.29976%	48	11.58788%
19	8.99850%	49	12.06507%
20	9.29713%	50	11.67163%
21	8.99595%	51	11.66738%
22	9.60124%	52	12.46750%
23	9.91933%	53	11.72512%
24	9.59746%	54	12.11150%
25	9.91542%	55	11.71651%
26	9.59368%	56	12.10262%
27	9.59179%	57	11.70800%
28	11.28454%	58	11.70372%
29	10.35352%	59	12.09541%
30	10.69579%	60	11.70095%

(1) Based on 1 month Libor and 6 month LIBOR of 20% for each period.

(2) Assumes 100% of the Prepayment Assumption as defined on Page 1.

SASCO 2003-GEL1 Collateral Summary

Total Number of Loans	693	**Primary Mortgage Insurance Coverage**	
Total Outstanding Loan Balance	$95,923,927	Yes	5.7%
Average Loan Principal Balance	$138,418	No	94.3%
Fixed Rate	27.9%		
Adjustable Rate	72.1%	**Primary Mortgage Insurance Coverage**	
Prepayment Penalty	70.4%	**(First Lien Loans with LTV > 80%)**	
Weighted Average Coupon	8.3%	Yes	7.0%
Weighted Average Margin	5.8%	No	93.0%
Weighted Average Initial Periodic Cap	2.7%		
Weighted Average Periodic Cap	1.0%	**Prepayment Penalty**	
Weighted Average Maximum Rate	14.7%	None	29.6%
Weighted Average Floor	7.0%	0.001-1.000	3.9%
Weighted Average Original Term (mo.)	346.4	1.001-2.000	50.1%
Weighted Average Remaining Term (mo.)	339.3	2.001-3.000	13.4%
Weighted Average Loan Age (mo.)	7.1	3.001-4.000	0.1%
Weighted Average Combined LTV	94.9%	4.001-5.000	2.8%
Non-Zero Weighted Average FICO	604		
Non-Zero Weighted Average DTI	40.7%	**Geographic Distribution**	
% IO Loans	0.2%	(Other states account individually for less than	
		4% of the Cut-off Date principal balance)	
Lien Position		CA	27.0%
First	95.6%	CO	6.1%
Second	4.4%	FL	5.9%
		TX	5.8%
Delinquency Status		IL	5.4%
0-29 days	93.1%	AZ	4.2%
30-59 days	6.9%	MI	4.0%
Product Type		**Occupancy Status**	
2/28 ARM (LIBOR)	62.5%	Primary Home	89.0%
Fixed Rate	23.7%	Investment	10.4%
3/27 ARM (LIBOR)	7.2%	Second Home	0.5%
Balloon	4.2%		
Other	2.4%		

Collateral Characteristics

Collateral characteristics are listed below as of the Cut-off Date

Scheduled Principal Balances

($)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
0.01 - 50,000.00	134	$4,718,230.81	4.92%
50,000.01 - 100,000.00	211	15,047,011.61	15.69
100,000.01 - 150,000.00	123	15,156,720.88	15.80
150,000.01 - 200,000.00	85	14,666,083.71	15.29
200,000.01 - 250,000.00	44	9,855,924.31	10.27
250,000.01 - 300,000.00	29	8,012,591.90	8.35
300,000.01 - 350,000.00	24	7,835,062.38	8.17
350,000.01 - 400,000.00	13	4,843,439.78	5.05
400,000.01 - 450,000.00	10	4,290,715.82	4.47
450,000.01 - 500,000.00	7	3,376,413.45	3.52
500,000.01 - 550,000.00	2	1,078,648.50	1.12
550,000.01 - 600,000.00	6	3,427,021.09	3.57
600,000.01 - 650,000.00	3	1,910,437.06	1.99
700,000.01 - 750,000.00	1	708,036.48	0.74
950,000.01 - 1,000,000.00	1	997,589.06	1.04
Total:	**693**	**$95,923,926.84**	**100.00%**

Minimum: $9,907.90
Maximum: $997,589.06
Weighted Average: $138,418.36

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Mortgage Rates			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 5.500	7	$1,038,875.25	1.08%
5.501 - 6.000	8	1,603,903.03	1.67
6.001 - 6.500	15	3,254,065.06	3.39
6.501 - 7.000	47	10,007,065.10	10.43
7.001 - 7.500	58	11,961,236.15	12.47
7.501 - 8.000	96	17,861,025.16	18.62
8.001 - 8.500	77	9,369,834.55	9.77
8.501 - 9.000	104	14,303,953.55	14.91
9.001 - 9.500	86	10,037,605.60	10.46
9.501 - 10.000	82	8,895,682.67	9.27
10.001 - 10.500	37	2,881,487.52	3.00
10.501 - 11.000	39	2,892,904.94	3.02
11.001 - 11.500	12	656,255.94	0.68
11.501 - 12.000	13	562,837.59	0.59
12.001 - 12.500	7	350,714.72	0.37
12.501 - 13.000	2	94,649.72	0.10
13.001 - 13.500	1	62,833.94	0.07
13.501 - 14.000	1	65,550.16	0.07
14.001 - 14.500	1	23,446.19	0.02
Total:	**693**	**$95,923,926.84**	**100.00%**

Minimum: 3.625 %
Maximum: 14.150 %
Weighted Average: 8.315 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Original Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	3	$130,473.74	0.14%
171 - 180	97	6,362,158.31	6.63
181 - 240	22	1,034,482.16	1.08
301 - 360	571	88,396,812.63	92.15
Total:	**693**	**$95,923,926.84**	**100.00%**

Minimum: 120.0
Maximum: 360.0
Weighted Average: 346.4

Remaining Terms to Stated Maturity			
(months)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 170	26	$1,823,914.76	1.90%
171 – 180	74	4,668,717.29	4.87
181 – 240	22	1,034,482.16	1.08
301 – 360	571	88,396,812.63	92.15
Total:	**693**	**$95,923,926.84**	**100.00%**

Minimum: 112.0
Maximum: 360.0
Weighted Average: 339.3

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Combined Loan-to-Value Ratio			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
10.01 - 20.00	1	$61,834.71	0.06%
20.01 - 30.00	1	59,430.83	0.06
30.01 - 40.00	4	383,297.22	0.40
40.01 - 50.00	1	105,616.44	0.11
50.01 - 60.00	10	1,152,930.10	1.20
60.01 - 70.00	55	9,719,126.26	10.13
70.01 - 80.00	126	16,047,556.03	16.73
80.01 - 90.00	128	17,763,124.29	18.52
90.01 - 100.00	256	34,595,243.37	36.07
100.01 - 110.00	26	4,203,369.49	4.38
110.01 - 120.00	19	4,238,649.15	4.42
120.01 - 130.00	15	2,099,564.90	2.19
130.01 - 140.00	9	1,072,932.20	1.12
140.01 - 150.00	8	1,327,263.19	1.38
150.01 - 160.00	6	587,449.22	0.61
160.01 - 170.00	7	395,932.44	0.41
170.01 - 180.00	1	241,912.15	0.25
180.01 - 190.00	3	471,405.50	0.49
190.01 - 200.00	3	307,938.66	0.32
200.01 >=	14	1,089,350.69	1.14
Total:	**693**	**$95,923,926.84**	**100.00%**

Minimum: 19.48 %
Maximum: 458.33 %
Weighted Average: 94.92 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

FICO Score			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
N/A	4	$240,827.04	0.25%
401 - 450	2	167,302.44	0.17
451 - 500	29	3,809,283.58	3.97
501 - 550	141	21,181,699.37	22.08
551 - 600	152	22,744,115.06	23.71
601 - 650	167	22,256,058.29	23.20
651 - 700	125	15,599,851.45	16.26
701 - 750	57	8,050,648.37	8.39
751 - 800	15	1,637,228.62	1.71
801 >=	1	236,912.62	0.25
Total:	**693**	**$95,923,926.84**	**100.00%**

Non-Zero Minimum: 417
Maximum: 818
Non-Zero WA: 604

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Loan Purpose			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Cash Out Refinance	293	$39,178,570.30	40.84%
Purchase	270	37,123,343.12	38.70
Rate/Term Refinance	108	14,161,841.91	14.76
Debt Consolidation	21	5,377,915.60	5.61
Equity Refinance	1	82,255.91	0.09
Total:	**693**	**$95,923,926.84**	**100.00%**

Property Type			
	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
Single Family	552	$75,456,429.29	78.66%
Planned Unit Development	50	8,666,484.34	9.03
Two to Four Family	41	6,773,766.01	7.06
Condominium	34	3,963,489.29	4.13
Manufactured Housing	16	1,063,757.91	1.11
Total:	**693**	**$95,923,926.84**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

States – Top 30			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
CA-S	104	$20,077,325.35	20.93%
CA-N	30	5,856,522.48	6.11
CO	34	5,811,509.60	6.06
FL	42	5,621,241.52	5.86
TX	57	5,584,622.92	5.82
IL	33	5,171,608.24	5.39
AZ	26	4,012,033.09	4.18
MI	30	3,880,928.11	4.05
NY	16	3,661,728.79	3.82
NJ	19	3,303,161.19	3.44
WA	16	3,231,576.22	3.37
PA	23	2,448,716.97	2.55
OR	14	2,367,469.84	2.47
IN	27	2,312,970.26	2.41
GA	9	1,873,746.37	1.95
MD	15	1,855,729.19	1.93
OH	21	1,658,160.90	1.73
TN	22	1,579,055.97	1.65
UT	9	1,280,644.00	1.34
MO	21	1,204,228.94	1.26
VA	6	1,077,631.12	1.12
NV	8	1,073,954.50	1.12
AL	15	932,291.43	0.97
CT	7	929,449.12	0.97
WV	11	878,495.27	0.92
MN	7	832,017.51	0.87
LA	4	770,293.78	0.80
WI	8	728,706.62	0.76
NC	10	702,876.20	0.73
HI	2	613,132.01	0.64
Other	47	4,592,099.33	4.79
Total:	**693**	**$95,923,926.84**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Documentation Type			
	Mortgage Loans	**Principal Balance ($)**	**% of Group Principal Balance**
Full Documentation	442	$55,825,451.24	58.20%
Limited Documentation	149	21,881,666.02	22.81
Stated Documentation	51	10,104,600.97	10.53
No Documentation	48	7,683,201.19	8.01
No Ratio	3	429,007.42	0.45
Total:	**693**	**$95,923,926.84**	**100.00%**

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Gross Margin			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
<= 3.000	12	$2,352,161.68	3.40%
3.001 - 3.500	6	1,551,356.02	2.24
3.501 - 4.000	9	2,107,338.43	3.05
4.001 - 4.500	10	2,012,849.58	2.91
4.501 - 5.000	86	15,179,464.24	21.94
5.001 - 5.500	14	1,736,001.17	2.51
5.501 - 6.000	62	12,113,194.30	17.51
6.001 - 6.500	86	15,602,884.35	22.56
6.501 - 7.000	48	7,410,334.13	10.71
7.001 - 7.500	25	4,020,345.61	5.81
7.501 - 8.000	17	2,126,698.99	3.07
8.001 - 8.500	11	1,706,123.89	2.47
8.501 - 9.000	7	943,749.76	1.36
9.501 - 10.000	2	78,420.41	0.11
10.001 >=	3	234,119.74	0.34
Total:	**398**	**$69,175,042.30**	**100.00%**

Minimum: 2.250 %
Maximum: 10.820 %
Weighted Average: 5.832 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Initial Periodic Rate Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	16	$3,736,302.84	5.40%
2.000	110	20,827,214.85	30.11
3.000	265	42,831,800.25	61.92
5.000	3	700,890.62	1.01
6.000	4	1,078,833.74	1.56
Total:	**398**	**$69,175,042.30**	**100.00%**

Minimum: 1.000 %
Maximum: 6.000 %
Weighted Average: 2.658%

Periodic Rate Cap			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
1.000	378	$66,051,484.82	95.48%
1.500	11	1,075,711.78	1.56
2.000	6	1,647,978.06	2.38
3.000	3	399,867.64	0.58
Total:	**398**	**$69,175,042.30**	**100.00%**

Minimum: 1.000 %
Maximum: 3.000 %
Weighted Average: 1.043 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Maximum Rate			
(%)	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
9.501 - 10.000	1	$413,568.58	0.60%
11.001 - 11.500	3	388,434.73	0.56
11.501 - 12.000	4	843,852.90	1.22
12.001 - 12.500	6	978,042.69	1.41
12.501 - 13.000	19	4,685,672.59	6.77
13.001 - 13.500	26	8,349,295.44	12.07
13.501 - 14.000	41	8,865,204.82	12.82
14.001 - 14.500	43	7,016,530.53	10.14
14.501 - 15.000	54	12,229,692.28	17.68
15.001 - 15.500	41	6,413,645.00	9.27
15.501 - 16.000	54	7,685,615.99	11.11
16.001 - 16.500	41	4,720,279.82	6.82
16.501 - 17.000	31	4,517,853.03	6.53
17.001 - 17.500	14	966,893.90	1.40
17.501 - 18.000	13	706,472.84	1.02
18.001 - 18.500	4	237,836.08	0.34
18.501 - 19.000	1	52,200.72	0.08
19.001 - 19.500	1	41,116.42	0.06
19.501 >=	1	62,833.94	0.09
Total:	**398**	**$69,175,042.30**	**100.00%**

Minimum: 9.875 %
Maximum: 20.450 %
Weighted Average: 14.684 %

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Floor			
(%)	**Mortgage Loans**	**Principal Balance ($)**	**% of Group Principal Balance**
<= 5.500	111	$20,733,242.71	29.97%
5.501 - 6.000	16	2,181,758.09	3.15
6.001 - 6.500	11	2,426,142.14	3.51
6.501 - 7.000	26	6,327,588.14	9.15
7.001 - 7.500	38	8,774,888.36	12.69
7.501 - 8.000	33	6,779,392.31	9.80
8.001 - 8.500	29	4,174,041.57	6.03
8.501 - 9.000	35	6,265,024.00	9.06
9.001 - 9.500	27	3,591,736.78	5.19
9.501 - 10.000	25	3,955,804.59	5.72
10.001 - 10.500	15	1,424,372.08	2.06
10.501 - 11.000	17	1,667,614.27	2.41
11.001 - 11.500	5	369,565.04	0.53
11.501 - 12.000	8	372,952.14	0.54
12.001 - 12.500	1	68,086.14	0.10
13.001 - 13.500	1	62,833.94	0.09
Total:	**398**	**$69,175,042.30**	**100.00%**

Minimum: 2.250%
Maximum: 13.450%
Weighted Average: 7.042%

Collateral Characteristics (continued)

Collateral characteristics are listed below as of the Cut-off Date

Next Rate Adjustment Date	Mortgage Loans	Principal Balance ($)	% of Group Principal Balance
2003-10	1	$241,912.15	0.35%
2003-11	3	786,080.29	1.14
2003-12	4	632,540.50	0.91
2004-01	3	284,146.10	0.41
2004-02	4	467,865.79	0.68
2004-03	2	121,311.04	0.18
2004-04	2	115,348.53	0.17
2004-05	1	96,728.98	0.14
2004-06	1	59,474.43	0.09
2004-07	1	111,429.12	0.16
2004-08	7	1,000,665.77	1.45
2004-09	11	1,511,310.21	2.18
2004-10	20	2,737,164.15	3.96
2004-11	32	4,186,589.22	6.05
2004-12	45	7,474,431.36	10.81
2005-01	52	8,719,735.77	12.61
2005-02	29	4,944,619.57	7.15
2005-03	29	4,412,435.67	6.38
2005-04	17	2,689,726.31	3.89
2005-05	13	2,167,574.91	3.13
2005-06	31	6,510,523.68	9.41
2005-07	45	9,534,472.05	13.78
2005-08	12	2,213,967.52	3.20
2005-09	1	84,064.15	0.12
2005-10	1	395,671.85	0.57
2005-11	3	552,107.06	0.80
2006-01	4	501,037.38	0.72
2006-03	3	762,206.51	1.10
2006-04	4	1,277,272.83	1.85
2006-05	4	1,297,353.33	1.88
2006-06	2	398,942.99	0.58
2006-07	4	1,106,608.72	1.60
2007-01	1	413,568.58	0.60
2007-03	1	294,596.36	0.43
2007-08	1	155,575.74	0.22
2007-09	1	213,812.56	0.31
2007-10	1	236,912.62	0.34
2008-01	1	131,746.30	0.19
2009-09	1	333,512.20	0.48
Total:	**398**	**$69,175,042.30**	**100.00%**

Contacts

MBS Trading	Matt Ziffer	(212) 526-8315
	Kevin Portnoy	(212) 526-8315
	Matt Miller	(212) 526-8315
	Alar Randmere	(212) 526-8315
	Sumit Chhabra	(212) 526-8315
MBS Banking	Stan Labanowski	(212) 526-6211
	Mary Stone	(212) 526-1453
	Darius Houseal	(212) 526-9466

	1mL FWD	6mL FWD
1	1.12	1.23
2	1.17217	1.27249
3	1.1888	1.3414
4	1.1888	1.42972
5	1.30829	1.51809
6	1.37836	1.62813
7	1.37836	1.75226
8	1.58341	1.87646
9	1.71574	2.0151
10	1.71574	2.15663
11	1.96431	2.29826
12	2.11794	2.44411
13	2.11794	2.5867
14	2.40865	2.72939
15	2.55764	2.86189
16	2.55764	2.99032
17	2.8309	3.11883
18	2.96463	3.22468
19	2.96463	3.33528
20	3.19454	3.44594
21	3.31898	3.5392
22	3.31898	3.63541
23	3.45772	3.73167
24	3.6193	3.82572
25	3.61929	3.91242
26	3.74609	3.99916
27	3.88779	4.08112
28	3.88779	4.15626
29	4.01328	4.23142
30	4.13128	4.3011
31	4.13128	4.36857
32	4.22972	4.43605
33	4.33103	4.50273
34	4.33103	4.5673
35	4.42407	4.63189
36	4.52889	4.6947
37	4.52889	4.75246
38	4.62252	4.81023
39	4.71128	4.86488
40	4.71128	4.91718
41	4.79374	4.96949
42	4.86876	5.01938
43	4.86876	5.0676
44	4.94395	5.11584
45	5.01883	5.16078
46	5.01883	5.20339
47	5.08699	5.24963
48	5.15215	5.28791
49	5.15215	5.3187
50	5.20795	5.35307

51	5.26912	5.38156
52	5.29034	5.4032
53	5.31179	5.42478
54	5.33287	5.4463
55	5.35388	5.46778
56	5.37519	5.48982
57	5.39612	5.51295
58	5.41697	5.53707
59	5.43806	5.56204
60	5.45889	5.58768
61	5.48319	5.61387
62	5.51084	5.63987
63	5.53759	5.66495
64	5.56344	5.68911
65	5.5884	5.71236
66	5.61245	5.73468
67	5.63561	5.75609
68	5.65787	5.77658
69	5.67922	5.79615
70	5.69968	5.8148
71	5.71924	5.83253
72	5.7379	5.84934
73	5.75566	5.86523
74	5.77253	5.8802
75	5.78849	5.89425
76	5.80355	5.90737
77	5.81771	5.91958
78	5.83097	5.93087
79	5.84334	5.94125
80	5.85481	5.95194
81	5.86537	5.96428
82	5.87503	5.97834
83	5.88381	5.99415
84	5.89174	6.01177
85	5.90595	6.03125
86	5.92708	6.05142
87	5.94764	6.07098
88	5.9676	6.08995
89	5.98698	6.10832
90	6.00577	6.12608
91	6.02398	6.14325
92	6.04159	6.15982
93	6.05863	6.17579
94	6.07507	6.19115
95	6.09094	6.20592
96	6.10621	6.22008
97	6.1209	6.23365
98	6.13501	6.24661
99	6.14852	6.25897
100	6.16145	6.27073
101	6.17379	6.28189
102	6.18554	6.29245

103	6.19671	6.30241
104	6.2073	6.31176
105	6.2173	6.32052
106	6.2267	6.32867
107	6.23552	6.33622
108	6.24377	6.34317
109	6.25142	6.34951
110	6.25847	6.35526
111	6.26495	6.3604
112	6.27085	6.36494
113	6.27615	6.36888
114	6.28086	6.37222
115	6.28499	6.37498
116	6.28854	6.37806
117	6.2915	6.38251
118	6.29386	6.38835
119	6.29565	6.3956
120	6.29698	6.40426
121	6.30302	6.41433
122	6.31457	6.42493
123	6.32564	6.43502
124	6.3362	6.44461
125	6.34628	6.45369
126	6.35586	6.46226
127	6.36495	6.47032
128	6.37355	6.47788
129	6.38164	6.48493
130	6.38925	6.49147
131	6.39636	6.49751
132	6.40298	6.50304
133	6.4091	6.50806
134	6.41474	6.51258
135	6.41988	6.51659
136	6.42452	6.52009
137	6.42867	6.52308
138	6.43232	6.52557
139	6.43548	6.52757
140	6.43815	6.53002
141	6.44033	6.5339
142	6.442	6.5392
143	6.44319	6.54589
144	6.44405	6.55395
145	6.44978	6.56335
146	6.46082	6.57313
147	6.47125	6.5823
148	6.48109	6.59084
149	6.4903	6.59877
150	6.49893	6.60607
151	6.50694	6.61275
152	6.51435	6.6188
153	6.52116	6.62424
154	6.52735	6.62905

155	6.53295	6.63324
156	6.53793	6.63681
157	6.54231	6.63976
158	6.54609	6.64209
159	6.54926	6.64379
160	6.55182	6.64487
161	6.55379	6.64533
162	6.55515	6.64517
163	6.55589	6.64439
164	6.55604	6.64298
165	6.55558	6.64095
166	6.55451	6.6383
167	6.55284	6.63503
168	6.55056	6.63113
169	6.54768	6.62662
170	6.54419	6.62148
171	6.5401	6.61572
172	6.53541	6.60934
173	6.5301	6.60233
174	6.5242	6.59471
175	6.51768	6.58651
176	6.51056	6.57867
177	6.50284	6.57233
178	6.4945	6.56755
179	6.48557	6.56439
180	6.47628	6.56293
181	6.47189	6.56316
182	6.47353	6.56422
183	6.47493	6.56503
184	6.47609	6.56558
185	6.477	6.56588
186	6.47766	6.56593
187	6.47807	6.56572
188	6.47824	6.56526
189	6.47817	6.56455
190	6.47784	6.56358
191	6.47727	6.56236
192	6.47645	6.56088
193	6.47538	6.55915
194	6.47407	6.55717
195	6.47251	6.55493
196	6.4707	6.55244
197	6.46865	6.5497
198	6.46635	6.5467
199	6.4638	6.54345
200	6.46101	6.53995
201	6.45796	6.53619
202	6.45468	6.53218
203	6.45114	6.52791
204	6.44736	6.52339
205	6.44333	6.51862
206	6.43906	6.51359

207	6.43453	6.50831
208	6.42976	6.50278
209	6.42474	6.49699
210	6.41948	6.49095
211	6.41396	6.48466
212	6.40821	6.47811
213	6.40221	6.47131
214	6.39596	6.46426
215	6.38946	6.45695
216	6.38271	6.44939
217	6.37572	6.44157
218	6.36848	6.43351
219	6.36099	6.42519
220	6.35326	6.41661
221	6.34527	6.40779
222	6.33705	6.39871
223	6.32858	6.38937
224	6.31985	6.37979
225	6.31088	6.36995
226	6.30167	6.35986
227	6.29221	6.34951
228	6.2825	6.33892
229	6.27255	6.32806
230	6.26234	6.31696
231	6.2519	6.30561
232	6.24119	6.294
233	6.23025	6.28214
234	6.21907	6.27002
235	6.20763	6.25764
236	6.19595	6.24487
237	6.18402	6.23155
238	6.17184	6.21775
239	6.15942	6.20355
240	6.14669	6.18901
241	6.13291	6.17421
242	6.11805	6.15936
243	6.10333	6.14467
244	6.08877	6.13014
245	6.07437	6.11578
246	6.06013	6.10158
247	6.04604	6.08754
248	6.03211	6.07366
249	6.01833	6.05994
250	6.00472	6.04639
251	5.99126	6.03299
252	5.97796	6.01976
253	5.96482	6.0067
254	5.95183	5.99379
255	5.939	5.98105
256	5.92633	5.96846
257	5.91382	5.95605
258	5.90147	5.94379

259	5.88927	5.93169
260	5.87722	5.91976
261	5.86535	5.90798
262	5.85362	5.89637
263	5.84205	5.88492
264	5.83064	5.87364
265	5.81938	5.86251
266	5.80828	5.85155
267	5.79735	5.84074
268	5.78656	5.8301
269	5.77594	5.81962
270	5.76547	5.8093
271	5.75516	5.79915
272	5.74501	5.78915
273	5.73501	5.77932
274	5.72517	5.76965
275	5.71549	5.76014
276	5.70597	5.75079
277	5.6966	5.7416
278	5.68739	5.73257
279	5.67834	5.72371
280	5.66945	5.715
281	5.66071	5.70646
282	5.65213	5.69808
283	5.6437	5.68986
284	5.63544	5.6818
285	5.62733	5.6739
286	5.61938	5.66617
287	5.61158	5.65859
288	5.60395	5.65118
289	5.59647	5.64393
290	5.58915	5.63684
291	5.58198	5.6299
292	5.57497	5.62314
293	5.56812	5.61653
294	5.56143	5.61008
295	5.55489	5.60379
296	5.54851	5.59767
297	5.54229	5.5917
298	5.53623	5.5859
299	5.53032	5.58026
300	5.52457	5.57478
301	5.51898	5.56946
302	5.51354	5.5643
303	5.50826	5.5593
304	5.50314	5.55446
305	5.49818	5.54979
306	5.49337	5.54527
307	5.48872	5.54092
308	5.48423	5.53672
309	5.4799	5.53269
310	5.47572	5.52882

311	5.4717	5.5251
312	5.46783	5.52155
313	5.46412	5.51817
314	5.46057	5.51494
315	5.45718	5.51187
316	5.45395	5.50896
317	5.45088	5.50622
318	5.44795	5.50363
319	5.44519	5.50121
320	5.44258	5.49895
321	5.44014	5.49684
322	5.43784	5.4949
323	5.43571	5.49312
324	5.43374	5.4915
325	5.43191	5.49004
326	5.43025	5.48874
327	5.42874	5.4876
328	5.42739	5.48662
329	5.4262	5.48581
330	5.42517	5.48515
331	5.4243	5.48466
332	5.42357	5.48432
333	5.42301	5.48415
334	5.4226	5.48413
335	5.42235	5.48428
336	5.42226	5.48459
337	5.42233	5.48506
338	5.42256	5.48569
339	5.42294	5.48648
340	5.42347	5.48743
341	5.42416	5.48855
342	5.42502	5.48982
343	5.42603	5.49125
344	5.4272	5.49285
345	5.42851	5.4946
346	5.43	5.49652
347	5.43164	5.4986
348	5.43343	5.50083
349	5.43538	5.50323
350	5.43749	5.50579
351	5.43976	5.50851
352	5.44218	5.51139
353	5.44476	5.51444
354	5.44751	5.51764
355	5.4504	5.52095
356	5.45345	5.53145
357	5.45665	5.54058
358	5.46002	5.54831
359	5.46355	5.55462
360	5.46694	5.55947

	ARM	FIX
1	27	23
2	27	23
3	27	23
4	27	23
5	27	23
6	27	23
7	27	23
8	27	23
9	27	23
10	27	23
11	27	23
12	27	23
13	27	23
14	27	23
15	27	23
16	27	23
17	27	23
18	47	23
19	46	23
20	44	23
21	43	23
22	41	23
23	40	23
24	38	23
25	36	23
26	35	23
27	33	23
28	32	23
29	30	23
30	29	23
31	27	23
32	27	23
33	27	23
34	27	23
35	27	23
36	27	23
37	27	23
38	27	23
39	27	23
40	27	23
41	27	23
42	27	23
43	27	23
44	27	23
45	27	23
46	27	23
47	27	23
48	27	23
49	27	23
50	27	23
51	27	23

52	27	23
53	27	23
54	27	23
55	27	23
56	27	23
57	27	23
58	27	23
59	27	23
60	27	23
61	27	23
62	27	23
63	27	23
64	27	23
65	27	23
66	27	23
67	27	23
68	27	23
69	27	23
70	27	23
71	27	23
72	27	23
73	27	23
74	27	23
75	27	23
76	27	23
77	27	23
78	27	23
79	27	23
80	27	23
81	27	23
82	27	23
83	27	23
84	27	23
85	27	23
86	27	23
87	27	23
88	27	23
89	27	23
90	27	23
91	27	23
92	27	23
93	27	23
94	27	23
95	27	23
96	27	23
97	27	23
98	27	23
99	27	23
100	27	23
101	27	23
102	27	23
103	27	23

104	27	23
105	27	23
106	27	23
107	27	23
108	27	23
109	27	23
110	27	23
111	27	23
112	27	23
113	27	23
114	27	23
115	27	23
116	27	23
117	27	23
118	27	23
119	27	23
120	27	23
121	27	23
122	27	23
123	27	23
124	27	23
125	27	23
126	27	23
127	27	23
128	27	23
129	27	23
130	27	23
131	27	23
132	27	23
133	27	23
134	27	23
135	27	23
136	27	23
137	27	23
138	27	23
139	27	23
140	27	23
141	27	23
142	27	23
143	27	23
144	27	23
145	27	23
146	27	23
147	27	23
148	27	23
149	27	23
150	27	23
151	27	23
152	27	23
153	27	23
154	27	23
155	27	23

156	27	23
157	27	23
158	27	23
159	27	23
160	27	23
161	27	23
162	27	23
163	27	23
164	27	23
165	27	23
166	27	23
167	27	23
168	27	23
169	27	23
170	27	23
171	27	23
172	27	23
173	27	23
174	27	23
175	27	23
176	27	23
177	27	23
178	27	23
179	27	23
180	27	23
181	27	23
182	27	23
183	27	23
184	27	23
185	27	23
186	27	23
187	27	23
188	27	23
189	27	23
190	27	23
191	27	23
192	27	23
193	27	23
194	27	23
195	27	23
196	27	23
197	27	23
198	27	23
199	27	23
200	27	23
201	27	23
202	27	23
203	27	23
204	27	23
205	27	23
206	27	23
207	27	23

208	27	23
209	27	23
210	27	23
211	27	23
212	27	23
213	27	23
214	27	23
215	27	23
216	27	23
217	27	23
218	27	23
219	27	23
220	27	23
221	27	23
222	27	23
223	27	23
224	27	23
225	27	23
226	27	23
227	27	23
228	27	23
229	27	23
230	27	23
231	27	23
232	27	23
233	27	23
234	27	23
235	27	23
236	27	23
237	27	23
238	27	23
239	27	23
240	27	23

Scenario 1

Assumptions

FWD Libor
100 PPC
12 Lag
40% Loss Severity
Prepays exclusive of Defaults
Trig Fail

CDR Break-Even Analysis			
		CDR Break-Even	Cum Loss Collateral
M1	AA	36.00%	23.61%
M2	A	21.25%	17.49%
M3	BBB	12.76%	12.33%
M4	BBB-	10.99%	11.02%
B	BB	8.61%	9.10%

Scenario 2

Assumptions

FWD Libor
75 PPC
12 Lag
40% Loss Severity
Prepays exclusive of Defaults
Trig Fail

CDR Break-Even Analysis			
		CDR Break-Even	Cum Loss Collateral
M1	AA	31.19%	24.92%
M2	A	18.66%	19.14%
M3	BBB	11.69%	14.24%
M4	BBB-	10.30%	13.04%
B	BB	8.57%	11.40%

Scenario 3

Assumptions

FWD Libor
125 PPC
12 Lag
40% Loss Severity
Prepays exclusive of Defaults
Trig Fail

CDR Break-Even Analysis			
		CDR Break-Even	Cum Loss Collateral
M1	AA	40.91%	22.69%
M2	A	24.01%	16.35%
M3	BBB	13.97%	11.03%
M4	BBB-	11.79%	9.65%
B	BB	8.69%	7.50%

Scenario 4

Assumptions

FWD Libor
Cusom Curve
12 Lag
40% Loss Severity
Prepays exclusive of Defaults
Trig Fail

CDR Break-Even Analysis			
		CDR Break-Even	Cum Loss Collateral
M1	AA	37.17%	23.29%
M2	A	21.85%	17.04%
M3	BBB	12.92%	11.81%
M4	BBB-	11.03%	10.47%
B	BB	8.47%	8.48%

PRICING Speeds, FWD Libor + 100, 0 Losses					
Period	COLLAT BAL	COLL INT	BOND INT	XS INT	
1	95,923,926.84	613,680.59	329,817.49	283,863.10	3.55%
2	93,488,153.72	598,136.23	321,224.47	276,911.76	3.55%
3	91,114,052.08	582,984.51	324,459.35	258,525.16	3.40%
4	88,800,060.99	568,215.52	319,170.75	249,044.77	3.37%
5	86,544,659.07	554,068.98	308,488.77	245,580.21	3.41%
6	84,346,429.64	540,030.18	322,552.76	217,477.43	3.09%
7	82,203,857.80	526,346.01	267,163.24	259,182.77	3.78%
8	80,115,535.00	513,007.51	282,772.75	230,234.76	3.45%
9	78,080,088.41	500,005.96	278,644.10	221,361.86	3.40%
10	76,096,179.94	487,332.84	280,480.08	206,852.75	3.26%
11	74,162,505.42	475,259.01	290,461.75	184,797.26	2.99%
12	72,277,862.25	463,210.84	286,412.95	176,797.88	2.94%
13	70,440,939.37	451,467.03	230,737.23	220,729.80	3.76%
14	68,650,529.33	440,019.90	233,904.32	206,115.59	3.60%
15	66,905,455.29	428,861.97	244,486.81	184,375.16	3.31%
16	65,204,570.16	417,985.92	238,983.18	179,002.75	3.29%
17	63,546,755.94	462,685.16	223,894.76	238,790.40	4.51%
18	61,938,964.02	450,941.92	249,098.51	201,843.40	3.91%
19	60,371,700.10	439,495.60	235,623.85	203,871.75	4.05%
20	58,843,943.08	428,338.71	249,069.71	179,269.00	3.66%
21	57,354,697.66	417,463.93	241,225.70	176,238.23	3.69%
22	55,902,993.60	406,864.14	243,617.48	163,246.66	3.50%
23	54,487,885.15	414,531.11	244,270.97	170,260.14	3.75%
24	53,110,663.21	404,002.89	237,803.08	166,199.82	3.76%
25	51,768,110.88	393,740.97	240,157.90	153,583.08	3.56%
26	50,459,355.93	383,738.62	232,177.53	151,561.09	3.60%
27	49,183,548.07	373,989.27	240,127.31	133,861.96	3.27%
28	47,939,858.46	364,486.54	234,678.51	129,808.02	3.25%
29	46,727,479.12	367,601.65	211,445.30	156,156.35	4.01%
30	45,547,045.71	364,677.57	233,131.74	131,545.83	3.47%
31	44,397,273.92	355,407.64	220,503.23	134,904.41	3.65%
32	43,276,396.16	346,372.28	226,128.03	120,244.25	3.33%
33	42,183,686.84	337,565.55	217,203.68	120,361.87	3.42%
34	41,118,438.61	328,981.68	219,370.20	109,611.48	3.20%
35	40,079,961.90	328,935.70	217,400.83	111,534.87	3.34%
36	39,068,499.92	322,425.24	208,804.53	113,620.71	3.49%
37	38,082,660.06	314,223.62	210,703.44	103,520.18	3.26%
38	37,121,573.42	306,229.59	204,495.32	101,734.27	3.29%
39	36,184,619.01	298,437.91	207,376.33	91,061.58	3.02%
40	35,271,191.48	290,843.46	200,942.33	89,901.13	3.06%
41	34,380,700.65	289,474.79	178,130.65	111,344.14	3.89%
42	33,513,217.15	282,749.07	193,803.27	88,945.80	3.18%
43	32,667,575.85	275,551.34	182,364.55	93,186.79	3.42%
44	31,843,155.73	268,535.84	185,153.96	83,381.89	3.14%
45	31,039,424.84	261,697.98	176,379.38	85,318.59	3.30%
46	30,255,864.60	255,033.25	177,608.12	77,425.13	3.07%
47	29,491,969.42	252,741.86	174,699.64	78,042.21	3.18%
48	28,747,690.00	246,757.64	166,215.31	80,542.33	3.36%
49	28,022,131.70	240,471.02	167,371.28	73,099.75	3.13%

50	27,314,774.33	235,316.58	159,028.20	76,288.38	3.35%
51	26,625,366.90	229,319.31	161,448.86	67,870.45	3.06%
52	25,953,249.56	223,473.95	157,769.01	65,704.95	3.04%
53	25,297,989.34	220,277.15	144,257.82	76,019.34	3.61%
54	24,659,427.76	214,902.50	150,734.53	64,167.97	3.12%
55	24,036,904.13	209,422.26	142,584.78	66,837.48	3.34%
56	23,429,989.70	204,080.87	144,021.16	60,059.71	3.08%
57	22,838,293.75	198,874.80	136,229.60	62,645.20	3.29%
58	22,261,435.36	193,861.18	137,590.25	56,270.93	3.03%
59	21,699,054.09	190,341.06	134,484.40	55,856.66	3.09%
60	21,150,928.80	185,644.45	127,203.41	58,441.04	3.32%
61	20,616,565.10	180,905.52	128,527.78	52,377.75	3.05%
62	20,095,600.18	176,286.70	121,673.48	54,613.22	3.26%
63	19,587,698.78	171,784.94	122,975.22	48,809.71	2.99%
64	19,092,534.04	167,397.28	120,265.56	47,131.72	2.96%
65	18,609,787.28	164,501.16	106,219.61	58,281.55	3.76%
66	18,139,297.87	160,498.60	114,979.87	45,518.72	3.01%
67	17,680,632.10	156,397.06	108,777.70	47,619.36	3.23%
68	17,233,467.41	152,399.50	109,870.98	42,528.52	2.96%
69	16,797,516.12	148,503.30	103,917.66	44,585.64	3.19%
70	16,372,497.77	144,705.90	104,935.42	39,770.48	2.91%
71	15,958,138.92	141,976.53	102,532.09	39,444.44	2.97%
72	15,554,280.63	138,447.08	96,855.98	41,591.10	3.21%
73	15,160,562.20	134,904.75	97,564.70	37,340.05	2.96%
74	14,776,717.92	131,483.08	92,023.74	39,459.34	3.20%
75	14,402,506.59	128,117.39	92,663.40	35,453.99	2.95%
76	14,037,681.51	124,837.08	90,280.98	34,556.11	2.95%
77	13,682,008.00	122,249.35	79,432.82	42,816.53	3.76%
78	13,335,326.40	119,181.11	85,650.95	33,530.16	3.02%
79	12,997,348.73	116,127.58	80,712.18	35,415.39	3.27%
80	12,667,849.73	113,151.54	81,197.75	31,953.78	3.03%
81	12,346,617.45	110,251.02	76,486.32	33,764.71	3.28%
82	12,033,445.20	107,440.18	76,916.54	30,523.65	3.04%
83	11,728,134.53	105,082.34	74,839.49	30,242.85	3.09%
84	11,430,532.27	102,432.73	70,456.23	31,976.51	3.36%
85	11,140,403.87	99,804.36	70,874.04	28,930.32	3.12%
86	10,857,556.78	97,242.72	66,819.63	30,423.09	3.36%
87	10,581,809.00	94,746.14	67,255.49	27,490.65	3.12%
88	10,312,983.06	92,312.96	65,498.92	26,814.04	3.12%
89	10,050,905.95	90,473.89	57,604.97	32,868.92	3.92%
90	9,795,472.91	88,228.03	62,089.43	26,138.59	3.20%
91	9,546,463.67	85,960.48	58,486.09	27,474.40	3.45%
92	9,303,706.31	83,750.55	63,812.74	19,937.81	2.57%
93	9,067,044.59	81,596.78	60,063.85	21,532.93	2.85%
94	8,836,326.17	79,497.75	60,355.23	19,142.52	2.60%
95	8,611,402.51	77,862.77	58,680.12	19,182.65	2.67%
96	8,392,179.42	75,902.33	55,200.27	20,702.05	2.96%
97	8,178,468.30	73,948.10	55,434.91	18,513.19	2.72%
98	7,970,125.69	72,056.67	52,125.86	19,930.81	3.00%
99	7,767,020.00	70,200.23	52,325.05	17,875.17	2.76%
100	7,569,017.72	68,391.00	50,819.45	17,571.55	2.79%
101	7,375,991.34	66,902.56	46,162.37	20,740.18	3.37%

102	7,187,851.35	65,206.14	47,904.38	17,301.77	2.89%
103	7,004,443.84	63,524.01	44,994.08	18,529.93	3.17%
104	6,825,646.65	61,884.68	45,113.94	16,770.74	2.95%
105	6,651,344.59	60,287.08	42,352.23	17,934.85	3.24%
106	6,481,425.31	58,737.42	42,443.39	16,294.03	3.02%
107	6,315,780.77	57,390.08	41,151.80	16,238.27	3.09%
108	6,154,324.90	55,924.49	38,602.16	17,322.33	3.38%
109	5,996,932.66	54,478.66	38,653.88	15,824.78	3.17%
110	5,843,500.04	53,069.65	36,238.27	16,831.39	3.46%
111	5,693,928.11	51,696.54	36,265.54	15,431.00	3.25%
112	5,548,120.36	50,358.41	35,111.32	15,247.09	3.30%
113	5,405,982.74	49,144.94	30,694.33	18,450.61	4.10%
114	5,267,435.78	47,884.09	32,880.26	15,003.83	3.42%
115	5,132,379.13	46,643.14	30,776.66	15,866.49	3.71%
116	5,000,723.57	45,433.84	30,749.39	14,684.44	3.52%
117	4,872,384.09	44,255.37	28,761.59	15,493.78	3.82%
118	4,747,277.80	43,106.96	28,714.80	14,392.16	3.64%
119	4,625,323.89	42,037.52	27,732.53	14,305.00	3.71%
120	4,506,450.52	40,951.94	25,909.78	15,042.16	4.01%
121	4,390,574.47	39,887.83	25,852.29	14,035.54	3.84%
122	4,277,619.85	38,853.33	24,163.92	14,689.41	4.12%
123	4,167,514.17	37,842.78	24,106.06	13,736.72	3.96%
124	4,060,185.63	36,858.04	23,261.87	13,596.17	4.02%
125	3,955,564.81	35,999.90	20,265.28	15,734.63	4.77%
126	3,853,598.78	35,073.79	21,629.83	13,443.96	4.19%
127	3,754,207.78	34,159.81	20,168.95	13,990.86	4.47%
128	3,657,325.63	33,269.19	20,109.04	13,160.15	4.32%
129	3,562,889.59	32,401.34	18,770.60	13,630.74	4.59%
130	3,470,838.48	31,558.72	18,699.67	12,859.05	4.45%
131	3,381,113.32	30,806.38	18,018.86	12,787.52	4.54%
132	3,293,666.06	30,008.91	16,793.85	13,215.06	4.81%
133	3,208,429.82	29,224.46	16,703.65	12,520.81	4.68%
134	3,125,348.09	28,460.09	15,550.27	12,909.82	4.96%
135	3,044,366.98	27,715.29	15,448.21	12,267.07	4.84%
136	2,965,433.93	26,989.55	14,842.17	12,147.38	4.92%
137	2,888,497.71	26,319.62	12,871.18	13,448.43	5.59%
138	2,813,514.14	25,634.61	13,672.17	11,962.44	5.10%
139	2,740,429.30	24,962.19	12,684.85	12,277.34	5.38%
140	2,669,194.78	24,307.00	12,556.49	11,750.51	5.28%
141	2,599,764.24	23,668.61	11,630.66	12,037.95	5.56%
142	2,532,092.55	23,046.59	11,492.97	11,553.62	5.48%
143	2,466,135.65	22,461.61	10,980.15	11,481.46	5.59%
144	2,401,854.04	21,873.33	10,166.93	11,706.39	5.85%
145	2,339,202.74	21,297.38	10,055.59	11,241.79	5.77%
146	2,278,140.43	20,737.33	9,311.96	11,425.36	6.02%
147	2,218,627.60	20,190.55	9,198.66	10,991.89	5.95%
148	2,160,625.16	19,657.81	8,784.34	10,873.47	6.04%
149	2,104,095.27	19,187.11	7,838.62	11,348.48	6.47%
150	2,049,009.15	18,685.62	7,983.26	10,702.36	6.27%
151	1,995,323.28	18,191.59	7,351.18	10,840.41	6.52%
152	1,943,001.60	17,710.27	7,217.96	10,492.30	6.48%
153	1,892,009.92	17,241.33	6,627.44	10,613.89	6.73%

154	1,842,314.91	16,785.80	6,487.22	10,298.57	6.71%
155	1,793,884.38	16,370.98	6,134.46	10,236.51	6.85%
156	1,746,691.58	15,939.54	5,603.17	10,336.36	7.10%
157	1,700,700.61	15,516.21	5,454.10	10,062.11	7.10%
158	1,655,880.80	15,103.79	4,961.30	10,142.49	7.35%
159	1,612,202.76	14,702.00	4,807.03	9,894.97	7.37%
160	1,569,637.85	14,310.58	4,495.02	9,815.56	7.50%
161	1,528,158.16	13,939.89	3,784.99	10,154.90	7.97%
162	1,487,738.37	13,569.40	3,893.42	9,675.98	7.80%
163	1,448,350.18	13,207.21	3,487.32	9,719.90	8.05%
164	1,409,967.43	12,854.38	3,320.83	9,533.55	8.11%
165	1,372,564.88	12,510.67	2,946.87	9,563.80	8.36%
166	1,336,117.93	12,175.84	2,776.23	9,399.61	8.44%
167	1,300,602.57	11,845.94	2,514.12	9,331.81	8.61%
168	1,265,994.72	11,527.66	2,185.78	9,341.88	8.85%
169	1,232,272.16	11,218.26	2,009.66	9,208.60	8.97%
170	1,199,412.78	10,916.62	1,710.07	9,206.54	9.21%
171	1,167,394.83	10,623.05	1,530.77	9,092.27	9.35%
172	1,136,806.41	10,341.12	1,305.11	9,036.02	9.54%
173	1,030,596.07	9,489.64	473.42	9,016.23	10.50%
174	1,003,375.60	9,234.22	323.97	8,910.25	10.66%
175	976,851.96	8,987.15	125.02	8,862.13	10.89%